NUVEEN MUNICIPAL TRUST

AMENDMENT OF INVESTMENT MANAGEMENT AGREEMENT

This Amendment made this 30th day of June, 2016, by and between Nuveen Municipal Trust, a Massachusetts business trust (the “Fund”), and Nuveen Fund Advisors, LLC, a Delaware limited liability company (the “Adviser”).

WITNESSETH THAT:

WHEREAS, the Board of Trustees of the Fund and the Adviser have agreed to amend that certain Management Agreement between the Fund and the Adviser dated October 1, 2014, as amended December 16, 2014 (the “Agreement”) in order to reduce the management fee of the Nuveen Strategic Municipal Opportunities Fund (the “Portfolio”); and

WHEREAS, the Board of Trustees, at a meeting called for the purpose, has approved the Agreement, as amended as set forth below, in the manner required by the Investment Company Act of 1940.

NOW THEREFORE, in consideration of the mutual covenants contained herein and in the Agreement, the Fund and the Adviser hereby agree as follows:

1.	The Portfolio’s Fund-Level Fee under Section 2(A) of the Agreement shall be computed by applying the following annual rate to the average total daily net assets of the Portfolio:

Average Total Daily Net Assets	Rate
For the first $125 million	.3500%
For the next $125 million	.3375%
For the next $250 million	.3250%
For the next $500 million	.3125%
For the next $1 billion	.3000%
Over $2 billion	.2750%

2.	The Agreement, as so amended, shall be effective with respect to the Portfolio on June 30, 2016, and shall continue in effect until August 1, 2016, unless terminated earlier pursuant to Section 9 of the Agreement.

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed in its name and on its behalf by a duly authorized officer as of the day and year first above written.

NUVEEN MUNICIPAL TRUST

By:	/s/ Kevin J. McCarthy
Vice President

ATTEST:

/s/ Virginia O’Neal

NUVEEN FUND ADVISORS, LLC

By:	/s/ Stuart J. Cohen
Managing Director

ATTEST:

/s/ Virginia O’Neal